October 31, 2024

John W. Gamble, Jr
Chief Financial Officer
Equifax Inc.
1550 Peachtree Street, N.W.
Atlanta, GA 30309

       Re: Equifax Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-06605
Dear John W. Gamble Jr:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   John Kelly